SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 000-30540

GIGAMEDIA LIMITED

8F, No. 22, Lane 407, Section 2, Tiding Boulevard

Neihu District

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-                     .)

GigaMedia Investment

For the consideration of NT$100,000, GigaMedia has acquired 100 percent of the share capital of a special purpose vehicle (the “SPV”) formed by an independent third party. GigaMedia had previously entered into a short-term loan agreement with the SPV to finance the SPV’s purchase of 15 million common shares (the “Pledged Shares”) of an online game company in Taiwan. The amount of the loan was approximately US$18.8 million and carried an interest rate of 5 percent per annum. The term of the loan required all the Pledged Shares so purchased by the SPV be pledged to GigaMedia as collateral. The loan was not repaid upon the stated maturity. By acquiring 100 percent of the share capital of the SPV today, we indirectly acquired the title to the Pledged Shares and assumed the loan. We entered into the original loan agreement and the acquisition of the SPV today because we believe these transactions would ultimately support the growth of our online games business.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: June 10, 2014	By:	/s/ Dirk Chen
(Signature)
Name: Dirk Chen
Title: Chief Financial Officer